PROTECTION ONE, INC.

January 16, 2007

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE, Mail Stop 3720
Washington, D.C. 20549

Attention:	Larry Spirgel
Kathryn Jacobson

Re:	Comment Letter Dated January 11, 2007 Regarding Protection One, Inc.
Form 10-K/A for the Fiscal Year Ended December 31, 2005 and Form 10-Q for the Quarter Ended September 30, 2006 (SEC File No. 1-12181)

Dear Mr. Spirgel and Ms. Jacobson:

On behalf of Protection One, Inc. (the “Company” or “Protection One”), this letter responds to the letter, dated January 11, 2007 (the “Comment Letter”), from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2005 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2006.  The numbered paragraph below sets forth the Staff’s comment together with the Company’s response and corresponds to the numbered paragraph in the Comment Letter.

Form 10-K for the year ended December 31, 2005

10. Employee Benefit Plans

Stock Appreciation Rights Plan, page 52

1.                                      We note your response to prior comment 1 and your statement that the SARs are worthless absent the contingent event of a qualified sale.  In future filings, please revise your disclosure as of each balance sheet date to unequivocally state that no value will be allocated to the SARs until it becomes probable that a qualified sale will occur.

Response:  The Company notes the Staff’s comment and will revise its disclosure in future filings.  The Company expects the disclosure in its Annual Report on Form 10-K for the fiscal year ended December 31, 2006 to be as follows:

Stock Appreciation Rights Plan.  Pursuant to the management incentive plan, Messrs. Ginsburg, Nevin, Pefanis, and Williams received an aggregate of approximately 798,473, 532,981, 465,111 and 199,618  SARs, respectively, on a post-reverse stock split basis.  The SARs vest and become payable upon the earlier of (1) a qualified sale as defined in the SAR Plan, which generally means Quadrangle’s sale of at least 60% of its equity interest in us, provided that if the qualified sale is not a permissible distribution event (as defined in the SAR Plan) the payment will be made, with interest, in connection with a subsequent permissible distribution event, and (2) February 8, 2011.  The exercise price of the SARs is $4.50 and increases by 9% per annum, which we refer to as the fixed return, compounded annually, beginning on February 8, 2006.  If Quadrangle sells less than 60% of its equity interest in us, the exercise price applicable to an equivalent percentage of management’s SARs would be based on the fixed return through the date of such sale.  Each SAR that vests and becomes payable in connection with a qualified sale will generally entitle the holder of a SAR to receive the difference between the exercise price and the lesser of (1) the value of the consideration paid for one share of stock in such qualified sale, or the fair market value of one share of stock if the qualified sale is not a sale to a third party and (2) $7.50, provided that if a SAR holder’s right to receive stock is converted pursuant to the SAR Plan into a right to receive cash from a grantor trust that the Company may establish, the amount of cash payable will be credited with interest at 6% per annum, compounded annually, from the date such conversion is effective until the applicable payment date. ~~Because payment under the plan will only be made in the event of a qualified sale as defined in the SAR plan, no amounts have been accrued as of December 31, 2005.~~

On May 12, 2006, after determining that the $70.5 million cash dividend declared on April 27, 2006 would adversely impact the SARs granted in 2005, the Company’s board of directors agreed to amend the SARs agreements by effectively fixing the exercise price on 439,160 outstanding SARs (the modified SARs) at $5.02.  Therefore, if there is not a qualified sale prior to February 8, 2011, the holders of these modified SARs will be entitled to receive the difference between $7.50 and $5.02 per SAR, or $2.48, from the Company for a total cash outlay of approximately $1.1 million on February 8, 2011.  As of December 31, 2006, the Company has established a liability of approximately $xxx,xxx to reflect the portion of these modified SARs that have been earned since the date of the amendment through December 31, 2006 with the associated expense reflected in general and administrative expense.  Assuming there is no qualified sale prior to February 8, 2011, the Company expects to record approximately $0.2 million in expense per year through February 8, 2011 related to these SARs.

As of December 31, 200x and 200x, no value has been ascribed to the SARs that have not been modified and no value will be allocated to those SARs unless and until it becomes probable that a qualified sale will occur.

*              *              *              *

I hope that the foregoing has been responsive to the Staff’s comment  If you have any questions related to this letter, please contact me at (785) 856-9370.

Sincerely,

/s/ Darius G. Nevin
Darius G. Nevin
Executive Vice President and Chief
Financial Officer

cc:	Richard Ginsburg, Protection One, Inc.
Eric A. Devin, Protection One, Inc.
Bob Duckworth, Deloitte & Touche LLP
R. Scott Falk, P.C., Kirkland & Ellis LLP